UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Brigham Exploration Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number)

Ivy Dodes

Credit Suisse First Boston

11 Madison Avenue

New York, New York 10010

212.325.2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109178 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Credit Suisse, on behalf of the Credit Suisse First Boston Business Unit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power See Item 5

	8.	Shared Voting Power See Item 5

	9.	Sole Dispositive Power See Item 5

	10.	Shared Dispositive Power See Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) See Item 5

14.	Type of Reporting Person (See Instructions) BK, HC, OO

Item 1.    Security and Issuer

This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, filed on January 10, 2001 (the “Original 13D”), the Amendment No. 1 to Schedule 13D, filed on April 9, 2001 (the “Amendment No. 1”) and the Amendment No. 2 to Schedule 13D, filed on January 8, 2003 (the “Amendment No. 2”).  The Original 13D related to the common stock, $0.01 par value per share (“Common Stock”), of Brigham Exploration Company, a Delaware corporation (the “Company”), that may be acquired upon exercise of warrants (the “November 2000 Warrants”) to purchase 6,666,667 shares of Common Stock (the “November 2000 Warrant Shares”).  Amendment No. 1 related to the acquisition of additional warrants (the “March 2001 Warrants”) to purchase 2,105,263 shares of Common Stock (the “March 2001 Warrant Shares”).  Amendment No. 2 related to the acquisition of additional warrants (the “December 2002 Warrants,” and together with the November 2000 Warrants and the March 2001 Warrants, the “Warrants”) to purchase 2,298,850 shares of Common Stock (the “December 2002 Warrant Shares,” and together with the November 2000 Warrant Shares and the March 2001 Warrant Shares, the “Warrant Shares”) and 2,564,102 shares of Common Stock (the “December 2002 Common Shares” and, together with the Warrant Shares, the “Shares”).  This Amendment No. 3 reports (i) the exercise of the Warrants for the Warrant Shares in November and December 2003, (ii) the repurchase by the Company of 5,000,000 of the Shares, which closed on November 23, 2005 and (iii) the repurchase by the Company of 1,125,000 of the Shares, which closed on December 2, 2005.  The principal executive offices of the Company are at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

Item 2.    Identity and Background

Item 2(a)-(c) & (f) is hereby amended and restated in its entirety as follows:

“(a) - (c) & (f)  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the “CSFB business unit”) excluding Asset Management (as defined below) (the “Reporting Person”).  The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management (“Asset Management”).  The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds.  Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.  The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland.  The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. (“CSFBI”), a Delaware corporation.  The address of CSFBI’s principal business and office is Eleven Madison Avenue, New York, New York 10010.  The Bank’s voting stock is entirely owned by Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland.  CSG also owns the remainder of the voting stock of CSFBI.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. (“CSFB-USA”), a Delaware corporation and holding company that was previously named Donaldson, Lufkin & Jenrette, Inc.  CSFB-USA is the sole member of Credit Suisse First Boston LLC (“CSFB LLC”), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company.  CSFB LLC is the successor company of Credit Suisse First Boston Corporation (“CSFBC”), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.  The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

The following entities are indirect subsidiaries of CSFBI:  (1) DLJMB Funding III, Inc., a Delaware corporation (“Funding III”); (2) DLJ ESC II, L.P., a Delaware limited partnership (“ESC II”); (3) DLJ LBO Plans Management Corporation, a Delaware corporation (“LBO”); (4) DLJ Merchant Banking Partners III, L.P., a Delaware limited partnership (“MBP”); (5) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III, C.V., a Netherlands Antilles limited partnership (“DOP”); (6) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-1, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-1, C.V., a Netherlands Antilles limited partnership (“DOP-1”); (7) DLJ Merchant Banking III, Inc., as Advisory General Partner on behalf of DLJ Offshore Partners III-2, C.V. and as attorney-in-fact for DLJ Merchant Banking III, L.P., as Associate General Partner of DLJ Offshore Partners III-2, C.V., a Netherlands Antilles limited partnership (“DOP-2”); (8) DLJ Merchant Banking III, Inc., a Delaware corporation (“MBIII Inc.”); (9) DLJ MB Partners III GmbH & Co. KG, a German limited partnership (“MBP GmbH”); (10) Millenium Partners II, L.P., a Delaware limited partnership (“MPII”); (11) MBP III Plan Investors, L.P., a Delaware limited partnership (“MPIII”); and (12) Credit Suisse First Boston Private Equity, Inc., a Delaware corporation (“CSFB-PE” and together with the entities listed in (1) through (11) above the “DLJ Entities”).  The address of the principal business and office of each of the DLJ Entities is Eleven Madison Avenue, New York, New York 10010.

Funding III is a Delaware corporation that makes investments for long-term appreciation.  Funding III is a wholly owned subsidiary of CSFB-PE.

ESC II is a Delaware limited partnership and “employee securities company” as defined in the Investment Company Act of 1940, as amended.

LBO is a Delaware corporation and a registered investment advisor.  LBO is a wholly owned subsidiary of CSFB-PE.  As the Managing General Partner of ESC II and MPIII, LBO is responsible for the day-to-day management of these entities and makes the investment decisions on behalf these entities.

MBP is a Delaware limited partnership that makes investments for long-term appreciation.  MBP is the Managing Limited Partner of MBP GmbH and is responsible for the day-to-day management of this entity and makes the investment decisions on behalf of this entity.

DOP, DOP-1 and DOP-2 are Netherlands Antilles limited partnerships that make investments for long-term appreciation.

MBIII Inc. is a Delaware corporation and a registered investment adviser.  MBIII Inc. is the Managing General Partner of MBP and MPII and the Advisory General Partner of DOP, DOP-1 and DOP-2.  MBIII Inc. is responsible for the management of these entities and makes the investment decisions on behalf of these entities.  MBIII Inc. is a wholly owned subsidiary of CSFB-PE.

MBP GmbH is a German limited partnership that makes investments for long-term appreciation.

MPII and MPIII are Delaware limited partnerships that make investments for long-term appreciation.

CSFB-PE is a Delaware corporation and a holding company.  CSFB-PE is a wholly owned subsidiary of CSFB-USA.

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products.  CSG has three distinct business units.  In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the “Credit Suisse business unit”) and the Winterthur business unit (the “Winterthur business unit”).  The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland.  The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide.  CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

The Bank is comprised of what were formerly known as Credit Suisse First Boston and Credit Suisse, each a Swiss bank, which were merged on May 13, 2005.  The operations of the Bank consists principally of Credit Suisse and CSFB business units.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person.  CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own the Shares and such Shares are not reported in this Statement.  CSG disclaims beneficial ownership of the Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person.  Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of the Shares beneficially owned by the Reporting Person.  The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”).  The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those DLJ Entities that are corporations are set forth on Schedules A-1 through A-8, respectively, attached hereto, each of which is incorporated by reference herein.”

Item 2(d)-(e) is hereby amended and restated in its entirety as follows:

Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-8 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”).  CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR.  The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements.  The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•      CSFBC paid a total of $100 million.  This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR.  The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•      CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations.  The SEC and the NASDR have reviewed these policies and procedures.  These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110.  These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3 thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer.  In the SEC settlement, CSFBC, without admitting or denying the allegations of the complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC.  Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder.  Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY.  In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner.  The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

Under the terms of the Global Settlement:

•      CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research.  This $50 million to fund independent research is payable over a five year period.

•      CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers and (iv) make its analysts’ historical price targets (among other things) publicly available.

•      CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010 and 3110, and NYSE Rules 342, 401, 440, 472 and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

“The purchase price for the purchase of the November 2000 Warrants was funded through internally generated funds of Funding III and ESC II.  The purchase price for the purchase of the March 2001 Warrants was funded through a combination of capital contributions from limited partners and internally generated funds of Funding III, ESC II, MBP and DOP.  The purchase price for the purchase of the December 2002 Warrants and the December 2002 Common Shares was funded through a combination of capital contributions from limited partners and internally generated funds of MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII.  The November 2000 Exercise Price and the March 2001 Exercise Price (as defined below) was paid by the delivery to the Company of shares of Series A Preferred Stock of the Company, par value $0.01 per share (“Series A Preferred Stock”).  The December 2002 Exercise Price (as defined below) was paid by the delivery to the Company of shares of Series B Preferred Stock of the Company, par value $0.01 per share (“Series B Preferred Stock”).”

Item 4.    Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“Acquisitions of Warrants

Of the November 2000 Warrants, Funding III purchased from the Company warrants to purchase 6,036,667 shares of Common Stock and ESC II purchased from the Company warrants to purchase 630,000 shares of Common Stock, both pursuant to a Securities Purchase Agreement dated November 1, 2000 by and among the Company, Funding III and ESC II (the “November 2000 Securities Purchase Agreement”).  The November 2000 Warrants were immediately exercisable at a price of $3.00 per share (the “November 2000 Exercise Price”).

Of the March 2001 Warrants, Funding III purchased from the Company warrants to purchase 141,869 shares of Common Stock, ESC II purchased from the Company warrants to purchase 371,789 shares of Common Stock, MBP purchased from the Company warrants to purchase 1,527,154 shares of Common Stock, and DOP purchased from the Company warrants to purchase 64,451 shares of Common Stock, pursuant to a Securities Purchase Agreement dated March 5, 2001 by and among the Company, Funding III, ESC II, MBP and DOP (the “March 2001 Securities Purchase Agreement”).  The March 2001 Warrants became exercisable after stockholder approval was received at the annual stockholders meeting on May 10, 2001.  The March 2001 Warrants were exercisable at a price of $4.75 per share (the “March 2001 Exercise Price”).

Of the December 2002 Warrants, MBP purchased from the Company warrants to purchase 1,657,241 shares of Common Stock, DOP purchased from the Company warrants to purchase 90,262 shares of Common Stock,

DOP-1 purchased from the Company warrants to purchase 30,211 shares of Common Stock, DOP-2 purchased from the Company warrants to purchase 21,522 shares of Common Stock, MBP GmbH purchased from the Company warrants to purchase 14,280 shares of Common Stock, MPII purchased from the Company warrants to purchase 2,878 shares of Common Stock, and MPIII purchased from the Company warrants to purchase 482,456 shares of Common Stock, pursuant to a Securities Purchase Agreement dated December 20, 2002 by and among the Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the “December 2002 Securities Purchase Agreement,” and together with the November 2000 Securities Purchase Agreement and the March 2001 Securities Purchase Agreement, the “Securities Purchase Agreements”).  The December 2002 Warrants were exercisable as of June 20, 2003 at a price of $4.35 per share (the “December 2002 Exercise Price,” and together with the November 2000 Exercise Price and the March 2001 Exercise Price, the “Exercise Price”).

The November 2000 Exercise Price and the March 2001 Exercise Price could be paid in cash or by the delivery of shares of Series A Preferred Stock issued and sold to Funding III, ESC II, MBP and DOP (as described below) based on 100% of the stated value of such shares, plus accrued dividends thereon.  The December 2002 Exercise Price could be paid in cash or by the delivery of Series B Preferred Stock issued and sold to MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (as described below) based on 100% of the stated value of such shares, plus accrued dividends thereon.  In addition, the November 2000 Warrants could be required to be exercised upon the written request by the Company when the reported trading price per share of Common Stock exceeded $5.00 per share for sixty consecutive trading days, the March 2001 Warrants could be required to be exercised upon the written request by the Company when the reported trading price per share of Common Stock exceeded $7.125 per share for sixty consecutive trading days, and the December 2002 Warrants could be required to be exercised upon the written request by the Company when the reported trading price per share of Common Stock exceeded $6.375 per share for sixty consecutive trading days.

In accordance with the provisions of the Securities Purchase Agreements, because the December 2002 Exercise Price was lower than the March 2001 Exercise Price, the Company and the holders of the March 2001 Warrants agreed to adjust the March 2001 Exercise Price to $4.35 per share but not adjust the number of shares of Common Stock that could be acquired upon exercise of the March 2001 Warrants.

Acquisitions of Series A and Series B Preferred Stock

Pursuant to the terms of the November 2000 Securities Purchase Agreement, simultaneous with their acquisitions of the November 2000 Warrants, Funding III purchased 905,500 shares of Series A Preferred Stock and ESC II purchased 94,500 shares of Series A Preferred Stock.  Pursuant to the March 2001 Securities Purchase Agreement, simultaneous with their acquisitions of the March 2001 Warrants, Funding III purchased 33,694 shares of Series A Preferred Stock, ESC II purchased 88,300 shares of Series A Preferred Stock, MBP purchased 362,699 shares of Series A Preferred Stock, and DOP purchased 15,307 shares of Series A Preferred Stock.

Pursuant to the December 2002 Securities Purchase Agreement, simultaneous with their acquisitions of the December 2002 Warrants, MBP purchased 360,450 shares of Series B Preferred Stock, DOP purchased 19,632 shares of Series B Preferred Stock, DOP-1 purchased 6,571 shares of Series B Preferred Stock, DOP-2 purchased 4,681 shares of Series B Preferred Stock, MBP GmbH purchased 3,106 shares of Series B Preferred Stock, MPII purchased 626 shares of Series B Preferred Stock, and MPIII purchased 104,934 shares of Series B Preferred Stock.

December 2002 Common Shares Acquisition

The December 2002 Common Shares were acquired pursuant to an Omnibus Agreement dated December 20, 2002 between the Company, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII (the “Omnibus Agreement”).  Pursuant to the Omnibus Agreement, each of MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII converted senior convertible debt acquired from Shell Capital Inc. the same day into an aggregate of 2,564,102 shares of Common Stock.  Of the December 2002 Common Shares, MBP acquired 1,848,463 shares of Common Stock, DOP acquired 100,675 shares of Common Stock, DOP-1 acquired 33,699 shares of Common Stock, DOP-2 acquired 24,005 shares of Common Stock, MBP GmbH owned 15,926 shares of Common Stock, MPII acquired 3,210 shares of Common Stock, and MPIII acquired 538,124 shares of Common Stock.

November and December 2003 Warrant Exercises

In November 2003, the November 2000 Warrants were exercised to purchase the November 2000 Warrant Shares at a price of $3.00 per share.  The Company required the holders of the November 2000 Warrants to exercise their warrants as the average price per share of Common Stock closed above $5.00 per share each day for 60 consecutive days.  Pursuant to the terms of the November 2000 Securities Purchase Agreement, the holders of the November 2000 Warrants elected to use 1,000,002 shares of Series A Preferred Stock to pay the $20 million exercise price.

In December 2003, the March 2001 Warrants were exercised to purchase the March 2001 Warrant Shares at a price of $4.35 per share.  The Company required the holders of the March 2001 Warrants to exercise their warrants as the price per share of Common Stock averaged at least $6.525 (150% of the exercise price of the March 2001 Warrants) for 60 consecutive trading days.  Pursuant to the terms of the March 2001 Securities Purchase Agreement, the holders of the March 2001 Warrants elected to use 457,898 shares of Series A Preferred Stock to pay the $9.2 million exercise price.

In December 2003, the December 2002 Warrants were exercised to purchase the December 2002 Warrant Shares at a price of $4.35 per share.  The Company required the holders of the December 2002 Warrants to exercise their warrants as the price per share of Common Stock averaged at least $6.525 (150% of the exercise price of the December 2002 Warrants) for 60 consecutive trading days.  Pursuant to the terms of the December 2002 Securities Purchase Agreement, the holders of the December 2002 Warrants elected to use 500,002 shares of Series B Preferred Stock to pay the $10 million exercise price.

November and December 2005 Common Stock Repurchases

Pursuant to a Stock Purchase Agreement dated November 9, 2005, as amended November 17, 2005, an aggregate of 5,000,000 shares of Common Stock were repurchased by the Company at a price of $11.46 per share (an aggregate purchase price of $57,300,000).  Of the 5,000,000 shares sold, Funding III sold 60,674, ESC II sold 680,011, MBP sold 3,544,378, DOP sold 193,386, DOP-1 sold 64,623, DOP-2 sold 46,034, MBP GmbH sold 30,542, MPII sold 6,099 and MBIII sold 374,253.  The closing of the sale occurred on November 23, 2005.

Pursuant to that Stock Purchase Agreement, the Company had the right to repurchase up to an aggregate of 1,125,000 shares of Common Stock, but only to the extent that the underwriters exercised their right to purchase shares of Common Stock from the Company within 30 days after November 17, 2005.  The underwriters exercised their right on November 29, 20005 for all shares.  The Company repurchased the shares at a price of $11.46 per share (an aggregate purchase price of $12,892,500) at a closing held on December 2, 2005.  Of the 1,125,000 shares sold, Funding III sold 13,652, ESC II sold 153,002, MBP sold 797,485, DOP sold 43,512, DOP-1 sold 15,540, DOP-2 sold 10,358, MBP GmbH sold 6,872, MPII sold 1,372 and MBIII sold 84,207.

Funding III and ESC II acquired their respective November 2000 Warrants, March 2001 Warrants, November 2000 Warrant Shares and March 2001 Warrant Shares for general investment purposes.  MBP and DOP acquired their respective November 2000 Warrants, March 2001 Warrants, December 2002 Warrants, November 2000 Warrant Shares, March 2001 Warrant Shares, December 2002 Warrant Shares and December 2002 Common Shares for general investment purposes.  DOP-1, DOP-2, MBP GmbH, MPII and MPIII acquired their respective December 2002 Warrants, December 2002 Warrant Shares and December 2002 Common Shares for general investment purposes.  Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII reserve the right to change their respective business intent.  Subject to the agreements discussed herein, in the Original 13D, in the Amendment No. 1 or in the Amendment No. 2, or attached hereto, to the Original 13D, to the Amendment No. 1 or to the Amendment No. 2, and to market conditions and other factors, any of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII, MPIII or other affiliates of CSFB-USA may acquire or dispose of shares of Common Stock from time to time in the future.  Any of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII or MPIII may enter into agreements with third parties relating to acquisitions of shares of Common Stock, or open market, privately negotiated or other transactions and may enter into agreements with management of the Company relating to acquisitions of shares of Common Stock by members of management, issuances of options to management or may affect other similar agreements or transactions.  Except as set forth herein, none of Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII or MPIII has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b)  As of the date of this Amendment No. 3 to Schedule 13D, Funding III directly holds 91,131 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, ESC II directly holds 1,021,361 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, MBP directly holds 5,323,571 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, DOP directly holds 290,460 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, DOP-1 directly holds 97,063 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, DOP-2 directly holds 69,142 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, MBP GmbH directly holds 45,873 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, MPII directly holds 9,161 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As of the date of this Amendment No. 3 to Schedule 13D, MBIII directly holds 562,100 shares of Common Stock and has the shared power to vote and direct the disposition of such shares in accordance with the relationships described in Item 2.

As a result of the holdings of the Company’s securities described above, the Reporting Person may be deemed to beneficially own indirectly 7,509,882 shares of Common Stock, representing 17.6% of the outstanding shares of Common Stock.

The calculation of the percentage of beneficial ownership of Common Stock set forth above is based upon 42,759,213 shares of Common Stock outstanding as of November 7, 2005, as disclosed in the Company’s Prospectus Supplement dated November 17, 2005, filed pursuant to Rule 424(b)(5) on November 18, 2005.

For a description of the transactions in the class of securities reported on that were effected during the past 60 days, see Item 4, “Purpose of Transaction”.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following at the beginning of such item:

“Funding III, ESC II, MBP, DOP, DOP-1, DOP-2, MBP GmbH, MPII and MPIII entered into an agreement dated November 17, 2005 (the “Lock-Up Agreement”) with the underwriters where they agreed that they would not, without the underwriters’ prior written consent, directly or indirectly, make any offer, sale, assignment, transfer, encumbrance, contract to sell, grant of an option to purchase or other disposition of any Common Stock beneficially owned by them as of November 17, 2005 or thereafter acquired for a period of 60 days subsequent to November 17, 2005, other than Common Stock sold to the Company or transferred as a gift or gifts (provided that any donee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement).  A copy of the Lock-Up Agreement is being filed with this Amendment No. 3 as Exhibit 1.”

Item 7.    Material to Be Filed as Exhibits

Exhibit 1                 Lock-Up Agreement dated November 17, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREDIT SUISSE, ON BEHALF OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

December 2, 2005
Date
/s/ Ivy Dodes
Signature
Ivy Dodes Managing Director
Name/Title

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of CSFB	United States

Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong People’s Republic of China	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States

Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States

Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President	United States

Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global and Investment Banking Division, Head of the Global Mergers and Acquisitions Group	United States

John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States

James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of the Equity Division	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria

Michael Philipp	One Cabot Square, London E14 4QJ, Great Britain	Chairman and Chief Executive Officer of CSFB Europe, Middle East and Africa	United States

Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman	United States

Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States

Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

David Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Neil D. Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States

Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States

Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States

John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

Neil Radey	Eleven Madison Avenue New York, NY 10010 USA	General Counsel	United States

Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJMB FUNDING III, INC.

The names of the Directors and the names and titles of the Executive Officers of DLJMB Funding III, Inc. (“Funding III”) and their business addresses and principal occupations are set forth below.  The business address of Funding III is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer	United States

George Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Executive Vice President	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

Steven Rattner	Eleven Madison Avenue New York, NY 10010 USA	Director	United States

Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE
FIRST BOSTON PRIVATE EQUITY, INC.

The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston Private Equity, Inc.  The business address of Credit Suisse First Boston Private Equity, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

Nicole Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer Funds Management	United States

George Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Chief Operating Officer	United States

Edward Poletti	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States

SCHEDULE A-7

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ LBO PLANS MANAGEMENT CORPORATION

The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of DLJ LBO Plans Management Corporation.  The business address of DLJ LBO Plans Management Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship

George Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and President	United States

Joseph Huber	Eleven Madison Avenue New York, NY 10010 USA	Director and Vice President	United States

Peter Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-8

EXECUTIVE BOARD MEMBERS AND EXECUTIVE OFFICERS OF
DLJ MERCHANT BANKING III, INC.

The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Merchant Banking III, Inc.  The business address of DLJ Merchant Banking III, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name and Title	Business Address	Principal Occupation	Citizenship

Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Director and Managing Director	United States

George Hornig	Eleven Madison Avenue New York, NY 10010 USA	Director and Managing Director	United States

Edward A. Poletti	Eleven Madison Avenue New York, NY 10010 USA	Director and Principal	United States

Michael S. Isikow	Eleven Madison Avenue New York, NY 10010 USA	Principal	United States

Exhibit 3

November 17, 2005

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716

and

RBC

One Liberty Plaza, 165 Broadway

New York, NY 10006-1404

Re: Public Offering of Common Stock of Brigham Exploration Company

Ladies and Gentlemen:

The undersigned, a holder of common stock (“Common Stock”), or rights to acquire Common Stock, of Brigham Exploration Company (the “Company”) understands that the Company intends to sell 8,500,000 shares of Common Stock  (the “Offering”) pursuant to a Registration Statement (File Number 333-116390) on Form S-3 (the “Registration Statement”) and amendments thereto, filed with the Securities and Exchange Commission.  The undersigned further understands that you are contemplating entering into an Underwriting Agreement with the Company in connection with the Offering.

In order to induce the Company and you to enter into the Underwriting Agreement and to proceed with the Offering, the undersigned agrees, for the benefit of the Company and you that should the Offering by effected the undersigned will not, without your prior written consent, directly or indirectly, make any offer, sale, assignment, transfer, encumbrance, contract to sell, grant of an option to purchase or other disposition of any Common Stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the undersigned on the date hereof or hereafter acquired for a period of 60 days subsequent to the date of the Underwriting Agreement, other than Common Stock sold to the Company or transferred as a gift or gifts (provided that any donee thereof agrees in writing to be bound by the terms hereof).

The undersigned confirms that he, she or it understands that the Underwriters and the Company will rely upon the representations set forth in this agreement in proceeding with the Offering.  This agreement shall be binding on the undersigned and his, her or its respective successors, heirs, personal representatives and assigns.  The undersigned agrees and consents to the entry and stop transfer instructions with the Company’s transfer agent against the transfer of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock held by the undersigned except in compliance with this agreement.

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MB FUNDING III, INC.

By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ ESC II, LP

By:	DLJ LBO PLANS MANAGEMENT CORPORATION,
its general partner

By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MERCHANT BANKING PARTNERS III, L.P.

By:	DLJ MERCHANT BANKING III, INC.,
its Managing General Partner

	By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MERCHANT BANKING III, INC., AS ADVISORY
GENERAL PARTNER ON BEHALF OF
DLJ OFFSHORE PARTNERS III, C.V.

By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MERCHANT BANKING III, INC.,
AS ADVISORY GENERAL PARTNER ON BEHALF OF
DLJ OFFSHORE PARTNERS III-1, C.V. AND AS
ATTORNEY-IN-FACT FOR DLJ MERCHANT BANKING III, L.P.,
AS ASSOCIATE GENERAL PARTNER OF
DLJ OFFSHORE PARTNERS III-1, C.V.

By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MERCHANT BANKING III, INC., AS ADVISORY
GENERAL PARTNER ON BEHALF OF
DLJ OFFSHORE PARTNERS III-2, C.V. AND
AS ATTORNEY-IN-FACT FOR DLJ MERCHANT BANKING III, L.P.,
AS ASSOCIATE GENERAL PARTNER OF
DLJ OFFSHORE PARTNERS III-2, C.V.

By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

DLJ MB PARTNERS III GmbH & CO. KG

By:	DLJ MERCHANT BANKING III, L.P.,
its Managing Limited Partner

	By:	DLJ MERCHANT BANKING III, INC.,
its General Partner

	By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

By:	DLJ MB GmbH, as General Partner

	By:	/s/ EDWARD NADEL
EDWARD NADEL
Managing Director

	By:	/s/ MICHAEL ISIKOW
MICHAEL ISIKOW
Managing Director

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

MILLENNIUM PARTNERS II, L.P.

By:	DLJ MERCHANT BANKING III, INC.,
its Managing General Partner

	By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President

Notwithstanding anything herein to the contrary, this agreement shall terminate, and shall be null and void and of no force or effect whatsoever, unless the Offering shall have been consummated on or before the date that is sixty days after the date hereof.

Very truly yours,

MBP III PLAN INVESTORS, L.P.

By:	DLJ LBO PLANS MANAGEMENT CORPORATION,
its Managing General Partner

	By:	/s/ KENNETH J. LOHSEN
KENNETH J. LOHSEN
Vice President